SECURIT )N

15026947

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER

8- 23305

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/14___ AND ENDING ___12/31/14___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly CPAs
_____
(Name – *if individual, state last, first, middle name*)

_____
(Address)   (City)   (State)   (Zip Code)

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

APR   4 2015

DIVISION OF TRADING & MARKETS

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



EideBailly.

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CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Alliant Securities, Inc. Turner, Nord, Kienbaum

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934,, in which (1) Alliant Securities, Inc. Turner, Nord, Kienbaum identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alliant Securities, Inc. Turner, Nord, Kienbaum claimed an exemption from 17 C.F.R. §240.15c3-3:(2) (ii) (the "exemption provisions") and (2) Alliant Securities, Inc. Turner, Nord, Kienbaum stated that Alliant Securities, Inc. Turner, Nord, Kienbaum met the identified exemption provisions throughout the most recent fiscal year without exception. Alliant Securities, Inc. Turner, Nord, Kienbaum's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliant Securities, Inc. Turner, Nord, Kienbaum's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Spokane, Washington
February 24, 2015

Exhibit H

Customer Protection Rule
Custody of Customer Assets

Exemption Report

Rule 15c3-3(k)(2)(ii)

Alliant Securities Inc. who acts as an introducing broker or dealer, clears all transactions with and for customers on a fully disclose basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all the of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements made and kept by a clearing broker or dealer.